Securities and Exchange Commission
Trading and Markets

SE(...)N

19005906

DB

FEB 2 8 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Robert Stackhouse 971-321-8633

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
KPMG LLP
1300 S.W. Fifth Avenue, Suite 3800
Portland, Oregon 97201

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RMS

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

* * * * * *

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

STANCORP EQUITIES, INC.

Table of Contents

KPMG

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
StanCorp Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the Company) as of December 31, 2018, the related statements of income, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules G, H, and I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules G, H, and I is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2017.

Portland, Oregon
February 27, 2019

OATH OR AFFIRMATION

I, Atif Javed Ijaz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., as of and for the year ended December 31, 2018 are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/27/19

Signature Date

President

Title

Notary Public

My Commission Expires: 9-27-2020

OFFICIAL STAMP
NICOLE ALISON DENNEY
NOTARY PUBLIC-OREGON
COMMISSION NO. 954922
MY COMMISSION EXPIRES SEPTEMBER 27, 2020

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash	$	3,864,614
Due from affiliates		199,003
Prepaid expenses		183,746
Income tax receivable, net		28,403
Deferred tax asset, net		296,898
Property and equipment, net		2,219
Other assets		5,381
Total assets	$	4,580,264

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	1,056,506
Due to affiliates		832,364
Payroll related and other payables		373,308
Other liabilities		8,506
Total liabilities		2,270,684
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		2,083,696
Retained earnings		220,884
Total stockholder's equity		2,309,580
Total liabilities and stockholder's equity	$	4,580,264

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Commission income	$	18,843,031
Expenses:		
Commissions		18,843,031
Personnel		3,786,244
Sales and travel		1,645,086
Service and administration fees		125,240
Telephone		235,828
Printing and postage		265,995
Variable allocated expenses		5,047,453
Other expenses		358,650
Total expenses		30,307,527
Operating expense offset for services provided to affiliates		(11,479,359)
Net expenses		18,828,168
Income before income tax expense		14,863
Income tax expense		14,863
Net income	$	-

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		232,866
Depreciation		1,736
Changes in assets and liabilities:		
Due to/from affiliates		576,541
Prepaid expenses		(2,689)
Income tax payable/receivable, net		(203,311)
Commissions payable		(796,666)
Payroll related and other payables		54,182
Other, net		(3,230)
Net cash used in operating activities		(140,571)
Decrease in cash		(140,571)
Cash, beginning of year		4,005,185
Cash, end of year	$	3,864,614
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	278

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2018	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580
Net income	-	-	-	-
Balance, December 31, 2018	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580

See Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"), whose ultimate parent is Meiji Yasuda Life Insurance Company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company's activities are limited to wholesaling an unregistered group annuity contract and a mutual fund trust platform for retirement plans, which are administered by Standard Retirement Services, Inc. ("Standard Retirement Services"). As a wholesaler, the Company solicits and supports third-party broker-dealers and investment advisers that offer or advise their retirement plan clients on using an unregistered group annuity contract or a mutual fund trust platform. The unregistered group annuity contract is issued by Standard Insurance Company ("Standard"). The Company has entered into Administrative Services and Treasury Agreements (the "Agreements") with StanCorp, Standard, and Standard Retirement Services, which provide for the allocation of expenses between the affiliates. Pursuant to the Agreements such expenses are to be allocated at cost or at arms-length transaction value, as determined by the provider of the services. Standard and Standard Retirement Services are each wholly-owned subsidiaries of StanCorp. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP").

Cash— Cash includes cash on deposit with financial institutions. The Company maintains its cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to the amounts in excess of FDIC insurance coverage.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and Standard Retirement Services' business sold or serviced.

Due to and from Affiliates —Amounts due to affiliates were $832,364 as of December 31, 2018. Amounts due from affiliates were $199,003 as of December 31, 2018.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Other Assets — Other assets primarily consists of renewal account deposits with the Financial Industry Regulatory Authority, Inc. ("FINRA").

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. The Company depreciates property and equipment on a straight-line basis using a half-year convention. As of December 31, 2018, the Company had $2,219 of property and equipment, net of accumulated depreciation. Accumulated depreciation was $16,441 as of December 31, 2018. Useful lives are determined using StanCorp's asset life schedule. The current estimated weighted-average remaining useful life of property and equipment was 1.4 years as of December 31, 2018.

Payroll Related and Other Payables — Payroll related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable amounts subject to state escheat reporting and sales taxes payable.

Commission Expense and Commission Income — Commission expense represents commission payments to external brokers for Standard business sold or serviced, which is recorded on a trade date basis or as incurred. Commission expense also includes incentive compensation paid to the Company's representatives, which is expensed as incurred.

Effective on January 1, 2018 the Company adopted the accounting and reporting requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, the requirements of which are detailed in the FASB Accounting Standards Codification ("ASC") 606. The main objective of the ASU is to provide a single comprehensive model for entities to use in accounting for revenue from contracts with customers and it superseded the revenue recognition guidance previously in effect. The core principal of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity is entitled and expects to receive in exchange for those goods or services.

The Company records commission income in the form of reimbursement from Standard and its affiliates at the point in time when the corresponding commission expense is incurred, per the terms of the Agreements between the Company and Standard. There was no impact to the Company's financial statements from the adoption of ASC 606, and the Company recorded no related assets or liabilities for contracts with customers, nor any impairment losses related to receivables. The Company considered the terms of the Agreements with its affiliates and the lack of any variable consideration features in the nature of the revenue received when concluding that no remaining unsatisfied performance obligations in relation to the commission activity which occurred during the fiscal year.

Personnel Expense — Personnel expense represents salaries and benefits paid to the Company's personnel.

Sales and Travel Expense — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's services and Standard's products.

Service and Administration Fees — Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees.

Telephone Expense — Telephone expense includes all phone service fees and long distance services.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement plan business.

Variable Allocated Expenses — Variable allocated expenses consist of allocated overhead cost from StanCorp and affiliates which include, but are not limited to, overhead personnel costs, occupancy,

information technology expenses, human resources, accounting and legal costs. For the year ended December 31, 2018 the composition of such costs was as follows:

Overhead Personnel Costs	$ 1,744,166
Occupancy	1,249,619
Other Allocated Costs	2,053,668
Total	$ 5,047,453

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Agreements with StanCorp, Standard, and Standard Retirement Services, non-commission expenses, including income taxes, are allocated to these affiliates by an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of StanCorp, Standard, and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with StanCorp's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2018 the Company did not have any material uncertain tax positions. Years currently open for audit by the Internal Revenue Service are 2015 through 2018. As of December 31, 2018 the Company had a net deferred tax asset of $296,898. Included in the provision for income tax expense was $232,866 of deferred tax expense for 2018. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 21% because of the net result of permanent differences and the inclusion of state and local income taxes. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance was needed as of December 31, 2018, as it was more likely than not that the deferred tax asset will be fully realized. The combined federal and state effective tax rate was 100% for 2018. The primary cause for the difference in the effective tax rate was due to the allocation of expenses to StanCorp, Standard, and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates – Related Party" for more information. The effective tax rate also included prior year federal, state, and local net tax expense adjustments of $81,522. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense. Income tax penalties incurred are recorded as an operating expense. The Company did not incur any penalties and received interest of $11 on a state tax refund related to income tax during 2018.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through the date these financial statements were available to be issued, February 27, 2019, and concluded that there are no material subsequent events, which would require further disclosure.

2. COMMITMENTS AND CONTINGENCIES

Standard leases certain buildings and equipment and allocates a portion of this expense to the Company under an intercompany service agreement. This agreement is cancellable with a 180 day written notice.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the SEC, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,593,930 as of December 31, 2018, which was $1,442,551 in excess of the net capital requirement. The Company's ratio of aggregate indebtedness to the net capital requirement was 1.42 to 1 as of December 31, 2018.

The declaration and payment of dividends or return of capital to StanCorp is subject to the discretion of the Company's Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2018.

* * * * * *

Supplemental Schedule G
STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	2,309,580
Less: nonallowable assets		715,650
Net capital before haircut on security positions		1,593,930
Haircut on security positions		-
Net capital	$	1,593,930
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities	$	2,270,684
Ratio of aggregate indebtedness to net capital		1.42 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	151,379
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	151,379
Excess net capital	$	1,442,551
Excess Net Capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	1,366,862

There are no differences between the computation of net capital presented above and the computation of net capital as of December 31, 2018 in the Company's unaudited Form X-17A-5, Part II-A re-filed with FINRA on February 26, 2019. As such no reconciliation is needed.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule H

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. As a result of this exemption, the Company has not included the schedule "Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3."

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule I

STANCORP EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. As a result of this exemption, the Company has not included the schedule "Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934."

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
StanCorp Equities, Inc.:

We have reviewed management's statements, included in the accompanying StanCorp Equities, Inc. Exemption Report (the Exemption Report), in which (1) StanCorp Equities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Portland, Oregon
February 27, 2019

STANCORP EQUITIES, INC.'S EXEMPTION REPORT

We as members of management of StanCorp Equities, Inc. (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the year ended December 31, 2018 without exception.

Signature [signature] Date 2/27/19

President
Title